Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Snap LLC	Nevada
Snap Group Limited	United Kingdom
Snap International I Limited	United Kingdom
Snap International II Limited	United Kingdom
Snap Intermediate Inc.	Delaware
Snap Group SAS	France
Snap Aus Pty Ltd	Australia
Snap ULC	Canada
Snap Camera GmbH	Germany
Oleander LLC	Delaware
Wave Optics Limited	United Kingdom